Healthcare AI Acquisition Corp.
190 Elgin Avenue

George Town

Grand Cayman KY1-9008

Cayman Islands

December 7, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Sherry Haywood

Re:	Healthcare AI Acquisition Corp. Registration Statement on Form S-1 File No. 333-261193

Ms. Haywood:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Healthcare AI Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 9, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis International LLP, request by telephone that such Registration Statement be declared effective.

Please contact Cedric Van den Borren, of Kirkland & Ellis LLP, special counsel to the Company, at +44 (0)20 7469-2380, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Simon Lyall-Cottle
Simon Lyall-Cottle
Chief Executive Officer